March 18, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, DC 20549

Attn:	Ms. Pamela Long, Assistant Director Mr. Andrew Schoeffler, Senior Staff Attorney Ms. Chambre Malone, Staff Attorney

Re:	Kid Brands, Inc. Registration Statement on Form S-3, as amended (File No. 333-164461)
Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Kid Brands, Inc. (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto. The Company requests that the Registration Statement be made effective at 11:00 AM EST on Tuesday, March 23, 2010, or as soon thereafter as possible.
In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best Regards, KID BRANDS, INC.
/s/ Marc S. Goldfarb

Marc S. Goldfarb Senior Vice President and General Counsel